United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

AMÉRICA MÓVIL ANNOUNCES PRELIMINARY RESULTS OF

TENDER OFFERS FOR SHARES OF TELMEX

Mexico City, Mexico, November 14, 2011. Teléfonos de México, S.A.B. de C.V. (“TELMEX”) (BMV: “TELMEX”; NYSE: “TMX”; NASDAQ: “TFONY”; LATIBEX: “XTMXL”) announced today that it has been informed of the preliminary results of the tender offers by América Móvil, S.A.B. de C.V. (“América Móvil”) for all the outstanding shares of capital stock (including those shares that are represented by American Depositary Shares (“ADSs”)) of all classes of TELMEX that are not already owned, directly or indirectly, by América Móvil, as provided for in the announcement issued today by América Móvil, which states the following:

“América Móvil, S.A.B. de C.V. Announces Preliminary Results of

Tender Offers for Teléfonos de México, S.A.B. de C.V.”

“Mexico City, November 14, 2011)—América Móvil, S.A.B. de C.V. (“América Móvil”)(BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) today announced the preliminary results of its tender offers for all of the outstanding shares of capital stock (including those shares that are represented by American Depositary Shares (“ADSs”)) of all classes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are not already owned, directly or indirectly, by América Móvil. The tender offer expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on November 11, 2011.

Based on a preliminary count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and the tender agent, The Bank of New York Mellon, the following securities were tendered (including shares represented by ADSs): 1,839,595,082 Telmex AA Shares, 56,597,991 Telmex A Shares and 4,022,503,337 Telmex L Shares.

All shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer and applicable law. As a result of the tender offer, América Móvil owns approximately 92.79% of Telmex’s outstanding shares.

Based upon these preliminary results, América Móvil expects to pay approximately Ps. 62,146,312,305 (equivalent to approximately U.S. $4,582,317,936, based on the exchange rate on November 10, 2011) to tendering shareholders of Telmex.

The tenders reported above do not include 529,580 Telmex A Shares and 32,093,900 Telmex L Shares that were tendered in ADS form by notice of guaranteed delivery. Stockholders who tendered their Telmex A ADSs and Telmex L ADSs by means of a notice of guaranteed delivery before expiration of the offer must deliver the related shares to the tender agent by 5:00 p.m., New York City time, on Wednesday, November 16, 2011.

América Móvil will announce the final offer results as promptly as practicable.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2011, it had 241.5 million wireless subscribers and 56.4 million fixed revenue generating units in the Americas.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. In connection with the tender offer for shares of Telmex, América Móvil filed a combined Schedule 13E-3 and Schedule TO (the “Combined Schedule TO”) with the Securities and Exchange Commission (“SEC”) on October 11, 2011, as amended, and Telmex filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on October 11, 2011. Additional copies of the materials for the tender offer may be obtained for free at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer. Investors and security holders are urged to carefully read the Combined Schedule TO and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.”

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V. and subsidiaries that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views and/or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event, neither the company nor any of its subsidiaries, affiliates, directors, officers, agents or employees will be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ Carlos Fernando Robles Miaja
Date: November 14, 2011	Name: Carlos Fernando Robles Miaja
Title: Chief Financial Officer

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